Exhibit 99.14

HIGHLY CONFIDENTIAL

March 14, 2025

Jacqueline Dedo
Independent Board Chair
Li-Cycle Holdings Corp. (the “Company”)
207 Queens Quay West, Suite 590
Toronto, Ontario M5J 1A7

Dear Ms. Dedo,

As discussed with the Company and certain of its advisors, Glencore Canada Corporation (“Glencore”, “we”, “our” and “us”) is interested in exploring a potential transaction involving the acquisition of the Company and/or substantially all of its business (the “Potential Transaction”). We believe that such a Potential Transaction could maximize the value of the business and enable the Company to address the issues impacting its operations and capital structure.  Accordingly, we are committed to  working as expeditiously as possible in order to align on the structure and terms of such a Potential Transaction, subject to the following:

1.
Diligence. As promptly as practicable following the date hereof, the Company shall provide all necessary diligence information requested by Glencore. In particular, we are focused on understanding the change of control clauses that would be impacted by the Potential Transaction and the renegotiation of certain contractual arrangements with commercial counterparties.  Our entry into definitive documents regarding a Potential Transaction is subject to the completion to our satisfaction of our due diligence of the Company.

2.
Approvals and Conditions. Any Potential Transaction would be subject to, among other things: (a) receipt of all necessary authorizations, consents, orders, and regulatory approvals; (b) execution of a satisfactory definitive agreement and related documentation; (c) the Company commencing an immediate effort to preserve cash to avoid further worsening the Company’s already strained liquidity; and (d) agreement by all requisite stakeholders of the Company to a right-sizing of the Company’s capital structure in a manner satisfactory to Glencore, including the extinguishment of all outstanding warrants.

3.
Advisors. We have engaged Weil, Gotshal & Manges LLP as our legal counsel and are prepared to engage additional financial, accounting, and other due diligence support and advisors as necessary to assist us in expediting our review process.

4.
Confidentiality. We are submitting this letter with the understanding that neither the Company nor any of its representatives or affiliates will disclose to any persons the terms of this letter or the fact that any due diligence, discussions or negotiations are taking place concerning a Potential Transaction, other than to directors, officers, employees, and representatives of the Company who are informed of the confidential nature of this letter and the subject matter hereof and who agree to keep such information confidential.

This letter is a non-binding indication of our interest only and does not constitute an offer or agreement either with respect to the Company or a Potential Transaction nor does it create any legally binding obligation on any party. No party will have any legally binding obligation with respect to any Potential Transaction unless and until they have duly executed and delivered definitive agreements related to such Potential Transaction.

Please note that the rights of Glencore under each of the Amended and Restated Senior Secured Convertible Note dated as of January 31, 2025, the Amended and Restated Convertible Note No. 1 dated as of January 31, 2025 and the Amended and Restated Convertible Note No. 2 dated as of January 31, 2025, in each case, together with any payment-in-kind notes issued thereunder (collectively, the “Notes”), issued by the Company pursuant to the applicable note purchase agreements, and applicable law or otherwise are expressly reserved in all respects.

It is our strong preference to work together expeditiously to come to agreement with respect to a Potential Transaction, which you can then present promptly to your shareholders. To this end, we would like to commence discussions among the Company, Glencore and the Company’s other stakeholders regarding the Potential Transaction as soon as possible.  We look forward to speaking with you regarding a strategic transaction and next steps.

Should you have any queries on this letter, please contact Kunal Sinha.

Yours sincerely,

/s/ Adam Luckie
Name: Adam Luckie
Title: Authorized Signatory
On behalf of Glencore Canada Corporation

cc: Andrea M. Basham;
      Allison R. Liff;
      Eoghan Keenan;
      David Avery-Gee;
      Matt Barr;
      Chase Bentley